SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	October	2006
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated October 30, 2006.

DOCUMENT 1

For Immediate Release	October 30, 2006

Crystallex Shareholders Approve New Shareholder Rights Plan

TORONTO, ONTARIO, October 30, 2006 – Crystallex International Corporation (TSX: KRY) (AMEX: KRY) — announced that the shareholders of the company have voted at a special meeting held earlier today to ratify, confirm and approve a new shareholder rights plan (the “Rights Plan”) which was originally approved by the Board of Directors of Crystallex on June 22, 2006 following the Corporation’s 2006 annual and special meeting of shareholders.

The Rights Plan has not been adopted in response to any proposal to acquire control of the Corporation and is not intended to prevent take-over bids. Under the Rights Plan, take-over bids which meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days.

The Rights Plan is similar to other shareholder rights plans recently adopted by other Canadian corporations. Until the occurrence of certain specific events, rights issued pursuant to the Rights Plan will trade with the common shares of the Corporation and be represented by the share certificates for such shares. The rights become exercisable only when a person, including any party related to or acting jointly or in concert with such person, acquires or announces its intention to acquire 20% or more of the outstanding common shares common shares of the Corporation without complying with the “Permitted Bid” provisions of the Rights Plan. Should a non-permitted acquisition occur, each right would entitle each holder of common shares (other than the offeror or certain parties related to it or acting jointly or in concert with it) to purchase additional common shares of the Corporation at a 50% discount to the market price of the shares at that time.

The Rights Plan is subject to reconfirmation at every third annual meeting of shareholders until its expiry on June 22, 2016.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence gold production in early 2008 at an initial annualized rate of some 300,000 ounces at an initial annualized rate of some 300,000 ounces. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	October 31, 2006	By:	/S/ DAN HAMILTON
Name: Dan Hamilton Title: Chief Financial Officer